SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, October 6, 2023 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4 e NYSE: GOL) (“GOL” or “Company”), Brazil’s largest domestic airline, in compliance with the provisions of Law No. 6,404, of December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, of August 23, 2021, as amended, following the information disclosed in the Material Fact dated August 14, 2023, hereby informs its shareholders and the market in general that its Board of Directors approved, at a meeting held on the date hereof, the ratification of the issuance of a total of 1,008,166,796 (one billion, eight million, one hundred sixty-six thousand, seven hundred ninety-six) warrants ("Warrants"), in the context of the private issuance pursuant to the Board of Directors' meeting that commenced on July 26, 2023, and concluded on August 14, 2023 ("Issuance"), representing approximately 53.30% (fifty-three and three tenths percent) of the Issuance, at an issuance price of BRL 5.84 (five reais and eighty-four centavos) per Subscription Warrant, amounting to BRL 5,887,694,088.64 (five billion, eight hundred eighty-seven million, six hundred ninety-four thousand, eighty-eight reais and sixty-four centavos. For further details regarding the Issuance, please refer to the Notice to Shareholders disclosed by the Company on the date hereof.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer